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                           Registration No.: 333-83240

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM T-1

         STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939
                  OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO
SECTION 305(b)(2)

                            WILMINGTON TRUST COMPANY
               (Exact name of trustee as specified in its charter)

        Delaware                                    51-0055023
(State of incorporation)                (I.R.S. employer identification no.)

                               Rodney Square North
                            1100 North Market Street
                           Wilmington, Delaware 19890
                    (Address of principal executive offices)

                               Cynthia L. Corliss
                        Vice President and Trust Counsel
                            Wilmington Trust Company
                               Rodney Square North
                           Wilmington, Delaware 19890
                                 (302) 651-8516
            (Name, address and telephone number of agent for service)


                                  CFB Capital V
               (Exact name of obligor as specified in its charter)


        Delaware                                   pending
(State of incorporation)                (I.R.S. employer identification no.)


      c/o Community First Bankshares, Inc.
            520 Main Avenue
          Fargo, North Dakota                      58124-0001
(Address of principal executive offices)           (Zip Code)


                       (Title of the indenture securities)
              ____% Cumulative Capital Securities of CFB Capital V

                                       -1-
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ITEM 1. GENERAL INFORMATION.

            Furnish the following information as to the trustee:

        (a) Name and address of each examining or supervising authority to which it is subject.


            Federal Deposit Insurance Co.        State Bank Commissioner
            Five Penn Center                     Dover, Delaware
            Suite #2901
            Philadelphia, PA

        (b) Whether it is authorized to exercise corporate trust powers.


            The trustee is authorized to exercise corporate trust powers.

ITEM 2. AFFILIATIONS WITH THE OBLIGOR.

            If the obligor is an affiliate of the trustee, describe each such affiliation:

            Based upon an examination of the books and records of the trustee and upon information furnished by the obligor, the obligor is not an affiliate of the trustee.

ITEM 3. LIST OF EXHIBITS.

            List below all exhibits filed as part of this Statement of Eligibility and Qualification.

        A. Copy of the Charter of Wilmington Trust Company, which includes the certificate of authority of Wilmington Trust Company to commence business and the authorization of Wilmington Trust Company to exercise corporate trust powers.
        B.  Copy of By-Laws of Wilmington Trust Company.
        C. Consent of Wilmington Trust Company required by Section 321(b) of Trust Indenture Act.
        D.  Copy of most recent Report of Condition of Wilmington Trust Company.

        Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Wilmington Trust Company, a corporation organized and existing under the laws of Delaware, has duly caused this Statement of Eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Wilmington and State of Delaware on the 15th day of March, 2002.


                                                     WILMINGTON TRUST COMPANY
[SEAL]

Attest: /s/ Anita Dallago                            By: /s/ Donald G. MacKelcan
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     Assistant Secretary                             Name: Donald G. MacKelcan
                                                     Title: Vice President